September 24, 2024

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 North Keller Road, Suite G-2
Orlando, Florida 32810

       Re: Laser Photonics Corporation
           Preliminary Information Statement on Schedule 14C
           Filed on September 17, 2024
           File No. 001-41515
Dear Wayne Tupuola:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Ernest Stern